Enerflex Ltd. and Exterran Corporation to Combine, Creating a Premier

Integrated Global Provider of Energy Infrastructure

Filed by Exterran Corporation

Pursuant to Rule 425 under the Securities Act of

1933 and Deemed Filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Exterran Corporation

Commission File No. 001-36875

PORTUGUESE	SPANISH

Today, I am announcing a historic step by our Company that will advance our growth and transformation. We have announced a signed merger agreement with Enerflex where Exterran shareholders will own 27.5% of the new organization. The combined company will be dual listed on the Toronto Exchange and on the NYSE or Nasdaq.

We believe this is an excellent opportunity to bring two great companies together, to create something truly unique. The combined company headquarters will be in Calgary, Alberta, Canada with an expected close date during the second or third quarter of 2022.

The combined company will create a premier integrated global provider of energy infrastructure solutions and will have significantly greater scale and efficiencies, while better serving the diverse needs of our customers. Additionally, it reinforces a solid platform for natural gas, water and energy transition solutions. As we move forward with this transaction, it is imperative to continue with the same focus and performance that has gotten our Company to this point.

Enerflex truly believes in what we do and are excited about this opportunity. Marc Rossiter, Enerflex’s President and CEO said, “This transaction is transformational in many ways. It is about creating as positive a future for our shareholders, customers, and suppliers as it is for providing the same positive future for the people at Exterran and Enerflex. The transaction is rooted in a profound respect for our collective histories, for the equipment, and for all the people that lay their skilled hands on these solutions to provide energy security for our communities and our world.”

I ask that you all continue to focus on providing the quality of products and services in a safe and environmentally responsible manner that the Exterran brand is known for. Our focus and strategy to this point is clearly working as demonstrated by our quarterly results and improved safety and service quality performance. Now, it is our job to remain focused on consistent execution, generating superior financial performance and delivering best-in-class results. It is important that until the transaction closes, we engage in business as usual and that Exterran and Enerflex continue to operate as separate and independent entities.

To help answer questions about today’s announcement, please refer the attached press release and FAQ. We will make every effort to keep you informed throughout this process. I trust that I can count on you to maintain the same high level of professionalism that has made Exterran what it is today.

This announcement is likely to generate interest from media and other outside parties. For media inquiries, please forward to Helen Rhymes at                                  . For all other inquiries, please refer them to Blake Hancock at                                  . If you have questions, please submit them to CorpCom@Exterran.com or alternatively, reach out to your Supervisor.

Enerflex will host a conference call today, January 24, 2022 starting at 7:30 am CST. To participate, please access the Investor page of the Enerflex website at www.enerflex.com. The webcast will be archived for approximately 90 days.

An investor presentation has been posted and is available on Enerflex’s website under the Investors section.

On behalf of our Board of Directors and management team, we thank you for your continued hard work and dedication to Exterran.

Regards,

Andrew

Advisory Regarding Forward-Looking Information

This announcement contains forward-looking information within the meaning of applicable Canadian securities laws and within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the respective management expectations about future events, results of operations and the future performance (both operational and financial) and business prospects of Enerflex Ltd., Exterran Corp., or the combined entity. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective” and “capable” and similar expressions are intended to identify forward-looking information. In particular, this announcement includes (without limitation) forward-looking information pertaining to: the expectation that the transaction will strengthen Enerflex’s ability to serve customers and enhance shareholder value; the anticipated financial performance of the combined entity, including its expected gross margin and the acceleration of its generation of recurring gross margins; the expected run rate synergies and efficiencies to be achieved as a result of the transaction and the quantum and timing associated therewith; the listing of Enerflex shares on the NYSE or NASDAQ, as applicable, to be effective upon transaction close; the listing of the Enerflex common shares being issued in connection with the transaction on the TSX; anticipated shareholder value; expected accretion to Adjusted EBITDA, cash flow per share, and earnings per share for shareholders of Enerflex; excess free cash flow beginning in 2023; pro forma geographic exposure and the expected revenues associated therewith; future capital expenditures, including the amount and nature thereof; product bookings and backlog; oil and gas prices and the impact of such prices on demand for the combined entity’s products and services; development trends in the oil and gas industry; seasonal variations in the activity levels of certain oil and gas markets; expectation in respect of excess free cash flow following closing of the transaction; business prospects and strategy; expansion and growth of the business and operations, including position in the energy service markets; expectations regarding future dividends; the 3-year revolving credit facility and 5-year bridge loan facility and the combined entity’s related targets of bank-adjusted net debt to EBITDA and the timing thereof; the bridge loan facility providing financing to backstop an anticipated issuance of new debt securities and the timing thereof; the committed financing being sufficient to fully repay existing Enerflex and Exterran notes and revolving credit facilities, provide for capital expenditures and other ordinary course capital needs, and provide significant liquidity for the pro forma business; the priorities of the combined entity in 2023 following capital commitments in 2022; expectations and implications of changes in government regulation, laws and income taxes; environmental, social, and governance matters; the combined entity’s ability to deliver sustainable solutions; the constitution of the Board of Directors of the combined entity as at closing of the transaction; the receipt of all necessary approvals including the approval of the Enerflex shareholders and Exterran shareholders and the timing associated therewith; the disclosures provided under the heading “Select Pro Forma Financial Information”; Exterran’s expectations regarding its fourth quarter 2021 results; and the successful completion of the transaction and the anticipated closing date. This forward-looking information is based on assumptions, estimates and analysis made by Exterran and Enerflex and their perception of trends, current conditions and expected developments, as well as other factors that are believed by Exterran and Enerflex to be reasonable and relevant in the circumstances and in light of the transaction.

All forward-looking information in this announcement is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s or the combined company’s operations, including, without limitation: the satisfaction of closing conditions to the transaction in a timely manner, if at all; receipt of all necessary regulatory and/or competition approvals on terms acceptable to Enerflex and Exterran; the impact of economic conditions including volatility in the price of oil, gas, and gas liquids, interest rates and foreign exchange rates; industry conditions including supply and demand fundamentals for oil and gas, and the related infrastructure including new environmental, taxation and other laws and regulations; business disruptions resulting from the ongoing COVID-19 pandemic; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management; political unrest; and other factors, many of which are beyond the control of Exterran and Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While the parties believe that there is a reasonable basis for the forward-looking information and statements included in this announcement, as a result of such known and unknown risks, uncertainties and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information included in this announcement should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the completion and related timing for completion of the transaction; the ability of Enerflex and Exterran to timely receive any necessary regulatory, shareholder, stock exchange, lender, or other third-party approvals to satisfy the closing conditions of the transaction; interloper risk; the ability to complete the transaction on the terms contemplated by Enerflex and Exterran or at all; the ability of the combined entity to realize the anticipated benefits of, and synergies from, the transaction and the timing and quantum thereof; consequences of not completing the transaction, including the volatility of the share prices of Enerflex and Exterran, negative reactions from the investment community and the required payment of certain costs related to the transaction; actions taken by government entities or others seeking to prevent or alter the terms of the transaction; potential undisclosed liabilities unidentified during the due diligence process; the accuracy of the pro forma financial information of the combined entity; the interpretation of the transaction by tax authorities; the success of business integration and the time required to successfully integrate; the focus of management’s time and attention on the transaction and other disruptions arising from the transaction; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s Annual Information Form and Exterran’s Form 10-K, each for the year ended December 31, 2020, and in Enerflex’s Management’s Discussion and Analysis and Exterran’s Form 10-Q, each for the three and nine months ended September 30, 2021, located on SEDAR and EDGAR respectively. In addition, the effects and impacts of the ongoing COVID-19 pandemic, the rapid decline in global energy prices and the length of time to significantly reduce the global threat of COVID-19 on Enerflex’s, Exterran’s, and the combined entity’s respective businesses, the global economy and markets are unknown and cannot be reasonably estimated at this time and could cause actual results to differ materially from the forward-looking statements contained in this announcement.

The forward-looking information contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this announcement is made as of the date of this announcement and, other than as required by law, Enerflex and Exterran disclaim any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. This announcement and its contents should not be construed, under any circumstances, as investment, tax or legal advice.

All figures in US dollars unless otherwise indicated.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Enerflex and Exterran will file relevant materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement containing a proxy statement/prospectus on appropriate form of registration statement regarding each of Enerflex and Exterran, respectively, and an information circular regarding Exterran. After the Registration Statement has become effective, the definitive proxy statement/prospectus will be mailed to Exterran stockholders. After the Registration Statement has become effective, the definitive proxy statement/prospectus will be mailed to Exterran stockholders. The information circular will be mailed to Enerflex shareholders. Both the definitive proxy statement/prospectus will contain important information about the proposed transaction and related matters. INVESTORS AND SHAREHOLDERS ARE URGED AND ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR, AS APPLICABLE, CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement, the information circular, and other relevant materials in connection with the transaction (when they become available) and any other documents filed by Exterran with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov and with SEDAR may be obtained free of charge from the SEDAR website at www.sedar.com. The documents filed by Enerflex with the SEC and SEDAR may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents, when available, can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3 or by calling +1.403.387.6377. The documents filed by Exterran with the SEC may also be obtained free of charge at Exterran’s investor relations website at https://www.exterran.com/EXTN. Alternatively, these documents, when available, can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling +1.281.836.7000.

Participants in the Solicitation

Enerflex, Exterran and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Exterran’s shareholders in connection with the transaction. Information about Exterran’s directors and executive Officers and their ownership of Exterran’s ’s securities is set forth in Exterran’s definitive proxy statement on Schedule 14A filed with the SEC on March 17, 2021 and may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling +1.281.836.7000. You may obtain information about Enerflex’s executive officers and directors in Enerflex’s Annual Information Form, which was filed with SEDAR on February 24, 2021. These documents may be obtained free of charge from the SEDAR website at www.sedar.com and may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3 or by calling +1.403.387.6377. Additional information regarding the interests of all such Exterran directors and officers in the proposed transaction will be included in the proxy statement relating to the transaction when it is filed with the SEC.